VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

October 23, 2020	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Sherry Haywood, Division of Corporate Finance, Office of Manufacturing

Re:	Gores Metropoulos, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 19, 2020

File No. 333-248794

Dear Ms. Haywood:

This letter is sent on behalf of Gores Metropoulos, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 21, 2020 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment No. 1 to Form S-4 filed on October 19, 2020

General, page i

1.

Comment: We note that the proxy statement/prospectus is missing information such as the Gores and Luminar record dates, the Gores special meeting date, number of shares of Gores and Luminar securities outstanding on the record date, the per share market price on pages 14 and 63, and the ownership information on page 310. Please include this information, and any other missing information, in a pre-effective amendment.

Ms. Sherry Haywood October 23, 2020 Page 2

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure in Luminar’s notice of solicitation and on pages 30, 51 and 121 in Amendment No. 2 to include the record date for Luminar and pages ii, 19, 26, 49, 124, 125 and 339 in Amendment No. 2 to include the record date for the Company. With respect to the other information requested by the Staff, the Company respectively advises the Staff that such information will be calculated and disclosed based on the ultimate date in which the Commission declares the registration statement effective, and cannot be reasonably determined at this time. The Company advises the Staff that such information will be provided in the final prospectus filed pursuant to Rule 424 under the Securities Act of 1933, following the date the registration statement is declared effective.

What interests does the Sponsor and the Company’s current officers and directors have in the Business Combination?, page 20

2.	Comment: Please explain why you have assumed a fixed value of $10.00 per share to calculate the interests instead of the most recently available price per share.

Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the fixed value of $10.00 per share was determined based on the assumed value of $10.00 per share as contemplated by the merger agreement, consistent with the disclosure throughout the prospectus. Please see the fourth bullet point in the Explanatory Note on pg “(i)” of the prospectus. The Company has added additional disclosure in footnote 1 of the chart throughout the prospectus to clarify such assumption.

Material U.S. Federal Income Tax Considerations of the Mergers to Holders of Luminar Stock that are United States Persons, page 173

3.

Comment: We note the statement on page 176 that the discussion of the material U.S. federal income tax consequences “is for general information only.” We believe that statement may be interpreted as an implication that shareholders may not be entitled to rely upon counsel’s opinion. Accordingly, please remove the statement that the discussion is for general information only.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure to remove the statement on pages 173 and 176 to reflect the Staff’s comment.

Ms. Sherry Haywood October 23, 2020 Page 2

Consent of Moelis & Company LLC, page Ex.23.3

4.

Comment: We note the statement that this exhibit applies only to the filed registration statement and not to any amendments except with prior written consent. Please provide the basis for the consent not applying to amendments or confirm for us that the consent will be filed with each amendment.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has filed a new consent for Amendment No. 2 to reflect the Staff’s comment and confirms that a new consent from Moelis will be filed with each additional amendment.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Andrew McBride

Kyle C. Krpata, Esq.

Albert Vanderlaan, Esq.

Daniel Kim, Esq.